UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

or

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20045

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

WATSON LABORATORIES CARIBE, INC.

BANCO POPULAR De PUERTO RICO MASTER
DEFINED CONTRIBUTION RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WATSON PHARMACEUTICALS, INC.

311 Bonnie Circle

Corona, CA  92880

Watson Laboratories Caribe, Inc.

Banco Popular De Puerto Rico Master Defined Contribution

Retirement Plan

Index to Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002
And for the Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Signatures

Index to Exhibits

* All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Watson Laboratories Caribe, Inc., Banco Popular De Puerto Rico Master Defined Contribution Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Watson Laboratories Caribe, Inc., Banco Popular De Puerto Rico Master Defined Contribution Retirement Plan (the “Plan”) at December 31, 2003  and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Orange County, California
June 25, 2004

Watson Laboratories Caribe, Inc.

Banco Popular De Puerto Rico Master Defined Contribution

Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002

Assets:
Investments:
Investments, at fair value	$3,073,780	$2,325,281
Loans to participants	301,128	231,376
Total investments	3,374,908	2,556,657
Contributions receivable:
Company	11,573	8,921
Participant	30,440	22,830
Total contributions receivable	42,013	31,751

Net assets available for benefits	$3,416,921	$2,588,408

The accompanying notes are an integral part of these financial statements.

Watson Laboratories Caribe, Inc.

Banco Popular De Puerto Rico Master Defined Contribution

Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to net assets:
Investment income:
Interest and dividend income	$11,578
Net appreciation in the fair value of investments in Company Stock Fund	17,890
Net appreciation in the fair value of investments in common/ collective trusts	41,751
Net appreciation in the fair value of investments in registered investment companies	314,629
Total investment income	385,848

Contributions:
Rollover	4,754
Participant	391,699
Company	146,707
Total contributions	543,160

Total additions	929,008

Deductions from net assets:
Benefits paid to participants	(100,495)

Net increase	828,513

Net assets available for benefits:
Beginning of year	2,588,408
End of year	$3,416,921

The accompanying notes are an integral part of these financial statements.

Watson Laboratories Caribe, Inc.

Banco Popular De Puerto Rico Master Defined Contribution

Retirement Plan

Notes to Financial Statements

1.                            Description of the Plan

The following description of the Watson Laboratories Caribe, Inc., Banco Popular De Puerto Rico Master Defined Contribution Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  Through August 28, 2000, Danbury Pharmacal Puerto Rico, Inc. was an indirectly owned subsidiary of Schein Pharmaceutical, Inc.  On August 28, 2000, Watson Pharmaceuticals, Inc. (the “Company”) acquired all of the outstanding stock of Schein Pharmaceutical, Inc.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is administered by the Plan's Administration Committee of Watson Pharmaceuticals, Inc.  Eligible employees are those employees of Watson Laboratories Caribe, Inc. (formerly Danbury Pharmacal Puerto Rico, Inc.) who have completed three consecutive calendar months of service.

The Plan and related trust are designed to operate under Section 165(e) of the Puerto Rico Income Tax Act of 1954.  Under the Internal Revenue Code (“IRC”), participants are not liable for federal income taxes on employee contributions, Company contributions, or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

Effective January 1, 2004, the Company elected to change its record keeper from American Express Trust Company to Banco Popular de Puerto Rico.

Vesting

Participant pre-tax and after-tax contributions, employer matching contributions and all related investment earnings are fully vested immediately.  Participants vest in discretionary employer profit-sharing contributions at a rate of 20% each year until fully vested after five years.  Benefits attributable to each participant will become fully vested in all accounts in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

Contributions

Participants may elect to contribute from 1% to 10% of their annual compensation on a pre-tax and/or after-tax basis, limited to the maximum deferral as defined under Section 402(g) of the IRC.  The Company matches 50% of pre-tax contributions up to the first 6% of compensation.  The Plan also provides for a discretionary employer profit-sharing contribution.  The Company did not make any profit-sharing contribution in the current year.

Participant Accounts

Each participant’s account is credited with (a) participant contributions, (b) Company matching contributions, (c) discretionary profit-sharing contributions, if any, and (d) an allocation of Plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants direct the investment of their accounts.

Forfeitures

Forfeitures of nonvested account balances are first allocated to the accounts of participants entitled to restoration of their interest in the Plan upon re-employment.  The remaining balance, if any, is allocated to participants on a pro rata basis based on each participant’s compensation.  As of December 31, 2003 and 2002, forfeited nonvested accounts totaled $84,400 and $79,000, respectively.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the following investment options.  Participants may change their investment options at any time.  At December 31, 2003, the following investment options were available to participants:

Income Fund II

The fund invests primarily in insurance and bank investment contracts.

PIMCO Total Return Fund Administrative Class (“PIMCO Fund”)

The fund invests in corporate bonds, U.S. government bonds and money market instruments.

T. Rowe Price International Stock Fund

The fund invests primarily in common stocks or other equity securities of companies located principally in Europe and the Far East.

Vanguard Growth & Income Fund

The fund invests in a broadly diversified portfolio of stocks designed, in total, to be similar to the Standard & Poor’s 500 index in terms of dividend yield, return on equity, price-earnings ratio and price-book ratio of large company stocks.

PBHG Growth Fund

The fund normally invests at least 80% of its assets in the common stocks of small and medium-sized companies.

Watson Pharmaceuticals Company Stock Fund

Through August 28, 2000, Plan participants could elect to contribute up to 10% of their contributions in the Company Stock Fund.  This fund invested in common stock of Schein Pharmaceutical, Inc.  Effective August 28, 2000, all common stock of Schein Pharmaceutical, Inc. was converted into common stock of Watson Pharmaceuticals, Inc. and from this date, participants were no longer able to elect this fund as an investment option.

Participant Loans

Participants may borrow a minimum of $250 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance.  Each loan is collateralized by the participant’s vested account balance and bears interest commensurate with local prevailing rates as determined by the Plan’s Administration Committee.  Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence.  The maximum repayment period for loans used to purchase a primary residence is determined by reference to bank loans for the same purpose.

Payment of Benefits

Upon termination of employment, benefits are paid in the form of a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Certain participants, pursuant to the qualifications set forth in the Plan agreement, may elect to have his or her vested interest transferred to an Individual Retirement Account or another employer qualified plan.  Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC.  Benefits to participants are recorded when paid.

Administrative Expenses

The Company pays all administrative expenses on behalf of the Plan.  Such expenses amounted to $31,200 for the year ended December 31, 2003.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of the Company Stock Fund and registered investment company mutual funds are valued at quoted market prices in an active market.  Investments in common/collective trusts are stated at fair value, based on the net asset value of the composite portfolio.  Net asset value is the fair market value of the securities within each common/collective trust account on the last business day of the plan year.  Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value.

Net depreciation/appreciation in the fair value of investments presented in the statement of changes in net assets available for benefits includes both realized gains or losses and unrealized depreciation/appreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

3.                            Related-Party Transactions

Certain Plan investments are shares of Watson Pharmaceuticals Inc. common stock and common/collective trusts managed by the Trustee of the Plan.  Therefore, transactions in these shares qualify as party-in-interest transactions for which a statutory exemption exists.  Fees paid by the Company for investment management services amounted to approximately $14,300 for the year ended December 31, 2003.

4.                            Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2003	2002

Income Fund II	$1,238,771	$984,224
PIMCO Fund	369,935	316,215
Vanguard Growth & Income Fund	858,905	609,794
PBHG Growth Fund	416,266	295,946
Participant Loans	301,128	231,376

5.                            Tax Status

The Company has not obtained a determination letter from the Internal Revenue Service.  However, the Company believes that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

Watson Laboratories Caribe, Inc.

Banco Popular De Puerto Rico Master Defined Contribution

Retirement Plan

EIN: 52-1760757	PN: 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	American Express Trust Company	Insurance and bank investment contracts		$1,238,771
	PIMCO Funds	Corporate & government bonds, money market funds		369,935
	T. Rowe Price Funds	International stock account		140,702
	Vanguard Group	Large-cap stock index account		858,905
	PBHG Funds	Samll to mid-cap stock account		416,266
*	Watson Pharmaceuticals, Inc.	Company Stock Fund		49,201
*	Participant Loans	Varying maturity dates, interest ranging from 5.25% to 10.5% per annum		301,128
				$3,374,908

*	Party-in-interest for which a statutory exemption exists.

Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan’s fiscal year.  Cost information may be omitted with respect to participant directed investments.

The accompanying notes are an integral part of these financial statements.

Watson Laboratories Caribe, Inc.

Banco Popular De Puerto Rico Master Defined Contribution

Retirement Plan

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Watson Pharmaceuticals, Inc. Employees’ 401(k) Profit-Sharing Plan
By: WATSON PHARMACEUTICALS, INC. as plan administrator

	By:	/s/ Susan Skara
Susan Skara
Chairman, Employee Benefit Plans Committee

Dated: June 28, 2004

Watson Laboratories Caribe, Inc.

Banco Popular De Puerto Rico Master Defined Contribution

Retirement Plan

Index to Exhibits

Exhibit Number	Description

23.1	Consent of Independent Accountants

32.1	Certification of Chairman and Chief Executive Officer

32.2	Certification of Executive Vice President and Chief Financial Officer